10:
FOR IMMEDIATE RELEASE	News
November 3, 2010	Nasdaq Capital Market- GTIM

Good Times Restaurants Inc. Reports Entering into Stock Purchase Agreement for the Sale of $2.1 Million of its Common Stock, Continued Positive Sales Trends

(GOLDEN, CO)  Good Times Restaurants Inc. (GTIM) today announced that it has entered into a Stock Purchase Agreement with Small Island Investments Ltd. ("SII") for the sale of 4,200,000 shares of its common stock for an aggregate purchase price of $2.1 million.  SII is a Bermuda corporation based in Boston, Massachusetts.  SII is an affiliate of a company that owns and operates three restaurant brands operating in Canada and the United States generating approximately $75 million in revenues.

The closing of the investment transaction under the Purchase Agreement is subject to the receipt of stockholder approval of the transaction and of a reverse split of the common stock to take effect after the closing.  On November 1, 2010, SII notified the Company in writing of its successful completion of due diligence and the Company expects the closing to occur by November 30, 2010.  Upon the closing, SII will become the beneficial owner of approximately 51.4 percent of the outstanding common stock of the Company.   The Company's financial advisor was Mastodon Ventures who arranged the transaction with SII.  A fairness opinion for the transaction was provided to the Board of Directors by Woodville Hall Capital, LLC, of Middleburg, Virginia

President & CEO, Boyd Hoback said, "This capital infusion along with improved operating results provides stability for the Company, resources for longer term growth of Good Times, allows us to regain compliance for our continued Nasdaq Capital Market listing and creates the opportunity to partner with an investment group with deep experience in owning restaurants."

The Company also reported that its same store sales increased 20.3% in October compared to the prior year, following September's 7.5% increase.  Commenting on the sales increases, Hoback said "We estimate that approximately 10% of the sales increase in October is due to much better weather this year and the other 10% is due to some general improvement in the macroeconomic environment and continued resonance of our internal product and service initiatives for our customers.  Since June of 2010 we have seen gradually improving sales trends as we introduced a new lower priced Craver Combo category, two fry alternatives with Fresh Cut Fries and our heritage Wild Fry, Fresh Hand Spun Custard Shakes and other items that are truly unique to Good Times, such as our limited time offer of Sweet Potato Waffle Fries that are available in October through December of this year."

Regarding future expectations, Hoback added "We are seeing growth in both transactions and our average check without the benefit of much broadcast media, based on effective store level communications of unique product offerings and a tight focus on quality enhancements across our menu.  While the commodity environment remains challenging and is pressuring our cost of sales margin, we expect that approximately 40% to 45% of incremental sales growth will flow to our cash flow from operations, significantly improving our financial performance compared to the first half of fiscal 2010, which was the bottoming of our sales trends.  We have lived through the influx of several fast casual "better burger" competitors and are seeing our customers returning for our fresh, premium burger lineup, fresh cut fries, fresh frozen custard, fresh squeezed lemonades and fresh Craver Combos."

Good Times is a regional chain of quick service restaurants located primarily in Colorado providing a menu of high quality all natural hamburgers, 100% breast of chicken sandwiches, fresh frozen custard, fresh squeezed lemonades and other unique offerings.  Good Times currently operates and franchises 49 restaurants.

This press release contains forward looking statements within the meaning of federal securities laws.  The words "intend," "may," "believe," "will," "should," "anticipate," "expect," "seek" and similar expressions are intended to identify forward looking statements.  These statements involve known and unknown risks, which may cause Good Times' actual results to differ materially from results expressed or implied by the forward looking statements.  These risks include such factors as the uncertain nature of current restaurant development plans and the ability to implement those plans, delays in developing and opening new restaurants because of weather, local permitting or other reasons, increased competition, cost increases or shortages in raw food products, and other matters discussed under the "Risk Factors" section of Good Times' Annual Report on Form 10-K for the fiscal year ended September 30, 2009 filed with the SEC.  Although Good Times may from time to time voluntarily update its forward looking statements, it disclaims any commitment to do so except as required by securities laws.

INVESTOR RELATIONS CONTACTS:

Good Times Restaurants Inc.

Boyd E. Hoback, President and CEO, 303/384-1411

Christi Pennington, Executive Assistant, 303/384-1440